TALLAN, INC.
                 628 HEBRON AVENUE, BUILDING 2 #502
                        GLASTONBURY, CT 06033


                              May 3, 1999


VIA EDGAR

Mr. William Tolbert
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                  Re:   Registration Statement on Form S-1
                        Registration No. 333-95755

Dear Mr. Tolbert:

            Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Tallan, Inc., a Delaware corporation (the "Company"), hereby applies for withdrawal of the above-referenced Registration Statement and hereby requests an order consenting to the withdrawal be entered by the Commission pursuant to 477(c) as soon as practicable. Since CMGI, Inc. recently acquired approximately 80% of the Company's stock, the Company has decided to terminate the public offering registered by the Registration Statement. No securities in the Registration Statement have been or will be sold.

            The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Accordingly, the Company respectfully requests that the Commission grant its request to withdraw the Registration Statement.

            Your assistance in this matter is appreciated. If you have any questions, please do not hesitate to call the undersigned or David T. Brewster of Skadden, Arps, Slate, Meagher & Flom LLP at (617) 573-4825.

                                    Very truly yours,

                                    TALLAN, INC.


                                    /s/   Peter A. Bourdon
                                    -----------------------------------------
                                    Peter A. Bourdon, Vice President


cc:   Christopher Stone
      Kate Criniti